Exhibit 3.1

Amendment to Bylaws

Section 8. VOTING. A plurality of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee at any meeting where the number of nominees exceeds the number of Trustees to be elected. A majority of all the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to elect a Trustee at any meeting where the number of nominees is the same as the number of Trustees to be elected. For purposes of this Section, a majority of the votes cast means that the number of shares voted “for” a Trustee must exceed 50% of the votes cast with respect to that Trustee. Each share may be voted for as many individuals as there are Trustees to be elected and for whose election the share is entitled to be voted. A majority of the votes cast at a meeting of shareholders duly called and at which a quorum is present shall be sufficient to approve any other matter which may properly come before the meeting, unless more than a majority of the votes cast is required herein or by statute or by the Declaration of Trust. Unless otherwise provided in the Declaration of Trust, each outstanding share, regardless of class, shall be entitled to one vote on each matter submitted to a vote at a meeting of shareholders.